     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1998

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(c)(1) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)

                             WM Prime Income Fund
                               (Name of Issuer)

                             WM Prime Income Fund
                     (Name of Person(s) Filing Statement)

        Class A Common Shares of Beneficial Interest with no par value
                        (Title of Class of Securities)

                               826461-105 (old)
                               928968-106 (new)
                     (CUSIP Number of Class of Securities)

               William G. Papesh
               President & Chief Executive Officer
               WM Prime Income Fund
               601 West Main Avenue Suite 300
               Spokane, WA  99201
               (509) 353-3400

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                    Copies to:

               J. B. Kittredge, Esq.
               Ropes & Gray
               One International Place
               Boston, MA  02110
               (617) 951-7392
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                                 March 3, 1998
    (Date Tender Offer First Published, Sent or Given to Security Holders)

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of the WM Prime Income Fund, formerly known as the Sierra Prime Income Fund (the "Fund"), relating to an offer to purchase (the "Offer") 151,223 of the Fund's Class A Common Shares (the "Class A Shares") and originally filed with the Securities and Exchange Commission ("Commission" or "SEC") on March 3, 1998, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13e-4.

     The Offer terminated at 6:00 P.M. (Pacific Standard Time) on April 3, 1998 (the "Expiration Date"). Pursuant to the Offer, 59,561.152 shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.00 per share, for an aggregate purchase price of $595,611.52.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              WM PRIME INCOME FUND

April 9, 1998                 /s/ William G. Papesh
                              -------------------------------------------
                              William G. Papesh
                              President and Chief Executive Officer

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